AH 3/7/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02003180

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45302

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integrtiy Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

871 Venetia Bay Blvd Suite 370
(No. and Street)

Venice (City) FL (State) 34292 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard F. Curcio 941-484-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frank A. Ficarra, CPA, PA
(Name – *if individual, state last, first, middle name*)

4837 Swift Road (Address) Sarasota (City) FL (State) 34231 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard F. Curcio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrity Investments, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public Nicole Grammerstorf



NICOLE GRAMMERSTORF
MY COMMISSION # DD 086044
EXPIRES: January 25, 2006
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- * ☐ (m) A copy of the SIPC Supplemental Report
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Refer to attached certification of SIPC exclusion

SIPC-3

(13-REV 12/00)

SECURITIES INVESTOR PROTECTION CORPORATION

Certification of Exclusion From Membership

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

Name of Broker-Dealer, address, Designated Examining Authority and 1934 Act registration number:

045302 NASD DEC 11/16/1992
INTEGRITY INVESTMENTS INC
871 VENETIA BAY BLVD STE 370
VENICE, FL 34292

Note: If any of the information shown on the mailing label requires correction, please so indicate on the form filed.

Name and telephone number of person to contact respecting this form:

RICHARD F. CURCIO 800 2429340

certifies that during the year ending December 31, 2001 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- ☒ (i) the distribution of shares of registered open and investment companies or unit investment trusts;
- ☐ (ii) the sale of variable annuities;
- ☐ (iii) the business of insurance;
- ☒ (iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

State whether during the prior year this organization's business as a broker-dealer consisted exclusively of one or more of items (i) through (iv) above: Yes ☒ No ☐ (if inapplicable, please explain).

The following bylaw was adopted by the Board of Directors:

Interest on Assessments. If all or any part of an assessment payable under Section 4 of the Act has not been received by the collection agent within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum of the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to assessments due, interest at the rate of 20% per annum on the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section 78ddd(c) of the SIPA.

FOR SIPC REVIEWER

Dates: ________ ________ ________
Postmarked Received Reviewed

Complete: ________

Exceptions:

Disposition of Exceptions:

The broker or dealer submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 2ND day of JANUARY, 2001

INTEGRITY INVESTMENTS, INC.
(Name of Corporation, Partnership or other organization)

[signature] PRESIDENT
(Authorized signature) (Title)

RICHARD F. CURCIO

Return this completed form no later than 30 days after the beginning of the year, using the enclosed return envelope.
Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

FRANK A. FICARRA, C.P.A., P.A.

Certified Public Accountant
4837 Swift Road, Suite 210
Sarasota, FL 34231
TEL (941)-923-2537 FAX (941)-923-2542 E-mail frankficarra@yahoo.com

February 4, 2002

To the Board of Directors of:
Integrity Investments, Inc. and
Integrity Management and Research, Inc.
Sarasota, Florida

Dear Board of Directors:

This is a letter confirming that I have been responsible for performing the audits of the above-referenced entities since their inception. Those audits were performed through the firm of Ries & Ficarra, P.A. I was one of the shareholders in that firm and had the sole responsibility for the audits mentioned.

Effective January 1, 2002 the entity called Ries &Ficarra, P.A. is no longer involved in performing auditing and accounting services due to the individual shareholders involvement in other activities. I have therefore organized under the firm name of Frank A. Ficarra, C.P.A., P.A. and have brought over all of the clients which were previously my responsibility. Since the audits were always my responsibility and I am not contemplating any change in personnel or service to your organization, I feel that we will still be able to provide you with the professional services you have had in the past. I trust that this will continue to be satisfactory to you and to anyone who may have need of the financial statements we will be auditing.

Very truly yours,



FRANK A. FICARRA, C.P.A., P.A.

FRANK A. FICARRA, C.P.A., P.A.

Certified Public Accountant
4837 Swift Road, Suite 210
Sarasota, Florida 34231
TEL (941)-923-2537 FAX (941)-923-2542 E-mail frankficarra@yahoo.com

Board of Directors
Integrity Investments, Inc.
Venice, Florida

I issued an audit report on the financial statements of Integrity Investments, Inc. on February 23, 2001. In connection with that audit report I have been asked to comment on any material inadequacies found to exist or found to have existed from my previous audit.

As noted in my report, I am not aware of any material modifications that need to be made to your financials. I am also not aware of any existing material inadequacies in the financial statements nor in your record keeping.



FRANK A. FICARRA, C.P.A., P.A.
Sarasota, Florida
February 24, 2002

INTEGRITY INVESTMENTS, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2001

CONTENTS

FRANK A. FICARRA, C.P.A., P.A.
Certified Public Accountant
4837 Swift Road, Suite 210
Sarasota, FL 34231
TEL (941)-923-2537 FAX (941)-923-2542 E-mail frankficarra@yahoo.com

To The Board of Directors
Integrity Investments, Inc.
Venice, Florida

I have audited the accompanying balance sheet of Integrity Investments, Inc., as of December 31, 2001, and the related statements of loss and accumulated deficits, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

As more fully described in Note C to the financial statements, the company, as parent company to Integrity Management & Research, Inc., a wholly owned subsidiary, carries the investment in the subsidiary on its books at cost. In my opinion, generally accepted accounting principles require that all majority-owned subsidiaries be consolidated with the financial statements of the parent company.

In my opinion, except for the effects of not including the subsidiary's results of operations in consolidated financial statements as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Integrity Investments, Inc., as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying schedules and information relating to capital and reserve requirements are presented as supplementary data and have been subject to audit procedures applied in the basic financial statements. Further supplemental information contained with respect to condensed financial information of the subsidiary was subject to the same auditing procedures applied in the audit of the subsidiary financial statements. I did not become aware of any material modifications that should be made to such data.



Frank A. Ficarra, C.P.A., P.A,
Sarasota, Florida
February 23, 2002

INTEGRITY INVESTMENTS, INC.
BALANCE SHEET
December 31, 2001

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 135,239	
Accounts receivable - Intercompany	80,000	
Prepaid expenses	137	
TOTAL CURRENT ASSETS		$ 215,376
INVESTMENTS		
Investment in subsidiary		588,736
PROPERTY AND EQUIPMENT		
Office furniture and fixtures	19,480	
Office equipment	21,413	
Less: Accumulated depreciation	(28,069)	
NET PROPERTY AND EQUIPMENT		12,824
OTHER ASSETS		
Deferred charges (organization costs)	3,702	
Less accumulated amortization	(3,702)	
Security deposit	3,175	
NET OTHER ASSETS		3,175
TOTAL ASSETS		$ 820,111

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
BALANCE SHEET
December 31, 2001

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$ 1,981	
Subordinated loan payable	125,000	
Subordinated accrued interest	107,512	
TOTAL CURRENT LIABILITIES		$234,493
STOCKHOLDERS' EQUITY		
Common stock, par value $.10 10,000,000 shares authorized, 9,589,194 issued and 9,389,194 outstanding	958,920	
Additional paid-in capital	493,500	
Treasury Stock	(140,000)	
Retained Earnings (deficit)	(726,802)	
TOTAL STOCKHOLDERS' EQUITY		585,618
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 820,111

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
STATEMENT OF INCOME AND
ACCUMULATED DEFICIT
For the year ended December 31, 2001

REVENUES		
Commissions	$ 13,984	
Inter-company transfers	1,095,000	
TOTAL REVENUES		$ 1,108,984
SELLING EXPENSES	165,147	
GENERAL AND ADMINISTRATIVE EXPENSES	918,115	
TOTAL EXPENSES		1,083,262
INCOME FROM OPERATIONS		25,722
NON-OPERATING (INCOME) AND EXPENSE		
Dividend Income	(2,209)	
Interest Expense	15,000	12,791
INCOME BEFORE TAXES		12,931
INCOME TAXES		-0-
NET INCOME		12,931
RETAINED EARNINGS (DEFICIT) AT BEGINNING OF YEAR		(739,733)
RETAINED EARNINGS (DEFICIT) AT END OF YEAR		$(726,802)

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2001

CASH FLOW FROM OPERATING ACTIVITIES		
Net Income	$ 12,931	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation & amortization	4,780	
Decrease in payables	(911)	
Increase in Accounts Receivable	(5,000)	
Decrease in prepaid expense	340	
Increase in accrued expenses	15,000	
Decrease in security deposits	2,000	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 29,140
CASH FLOW FROM INVESTMENT ACTIVITIES		
Investment in equipment	(5,110)	
NET CASH (USED) BY INVESTING ACTIVITIES		(5,110)
NET (INCREASE) IN CASH AND CASH EQUIVALENTS		24,030
CASH AT BEGINNING OF YEAR		111,209
CASH AT END OF YEAR AND CASH EQUIVALENTS		$ 135,239
SUPPLEMENTAL DISCLOSURES		
Interest paid		$ -0-
Income taxes paid		-0-

See accompanying notes.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Integrity Investments, Inc., was incorporated on September 8, 1992, and acts as a broker-dealer and distributor for the Valiant funds, as well as other institutional funds and variable annuities.

Integrity Investments, Inc., is the parent company to Integrity Management and Research, Inc., a 100% wholly owned subsidiary formed on September 21, 1992, to provide advisory services to the Valiant funds, a series of mutual funds that are distributed by Integrity Investments, Inc.

Property and Equipment
Property and equipment are carried at cost. Depreciation is provided using the straight-line method for financial reporting purposes and accelerated MACRS 150% DB for federal income tax purposes.

Amortization of Deferred Charges
The company incurred expenditures incident to its creation, and the Company elected to amortize these expenses over five years beginning October 1, 1993, when business commenced for both tax and book reporting purposes.

Income Taxes
Beginning in 1992, the Company's operations were consolidated with their wholly owned subsidiary, Integrity Management and Research, Inc., for income tax purposes. The Companies have not accrued any deferred taxes for timing differences resulting from different book and tax depreciation methods because of the large net operating loss carry forward.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - CASH EQUIVALENT

The cash equivalent consists of six (6) portfolios in the Valiant funds. Three of which are money market portfolios and three of which are U.S. Treasury income portfolios. Dividends from each of the funds are reinvested in their respective accounts. Although each portfolio's policies are designed to maintain a stable net asset value of $1.00 per share, and could change in value when interest rates change along with other outside influencing factors, the portfolio's investment managers believe that the policies and strategies used present minimal credit risks. As of December 31, 2001, the cash equivalents after dividend reinvestments are carried on the books at $55,900.

NOTE C - INVESTMENTS AND RELATED PARTY TRANSACTIONS

Integrity Investments, Inc., is the parent company to Integrity Management and Research, Inc., a wholly owned subsidiary which was incorporated on September 24, 1992. While Integrity Management was in a developmental stage from inception through December 1994, considerable organization and administrative expenses had been incurred which required additional funding by the parent company. The investment in the subsidiary is carried on the books at cost with no adjustment for cumulative losses to date. The company acts as the promoter for the Valiant Fund shares and provides shareholder services. In return, it receives commissions from the subsidiary for these services.

NOTE D - INCOME TAXES

In the years ended December 31, 1992, through 2000, the parent and subsidiary have sustained net operating losses for both income tax and financial reporting purposes. The operating losses have been available to offset federal taxable income for subsequent years. No tax benefit was recorded in prior financial statements because of the uncertainty of future results of operations.

In the current year, no tax provision (expense) has been recorded due to the utilization of some of the net operating loss carryovers to offset taxable income. Also, because of the continuing uncertainty of results of operations, no future tax benefits have been recorded.

NOTE E - CAPITAL STOCK

There were no additional shares of common stock issued or additional paid-in capital received during the year ended December 31, 2001.

NOTE F - LONG-TERM SUBORDINATED LOAN PAYABLE

The Company received $125,000 through the issuance of a 12% subordinated loan DTD October 1, 1994, with an effective date of October 28, 1994. The original terms of the loan specified that the principal sum of $125,000 was to be paid on October 31, 1997, at the principal offices of the company together with interest thereon payable at the rate of 12% per annum.

The subordinated loan agreement for equity capital was submitted to the NASD and was found acceptable as of October 28, 1996.

Permission was also requested from the NASD to allow for the subordination of the accrued interest on the subordinated loan. NASD granted permission on February 17, 1997, to allow this change to be made.

The company has periodically requested NASD approval to extend the original due date of the subordinated loan. The latest extension of the due date is September 30, 2004 together with all interest accrued. The NASD approval was granted on September 30, 2001.

The cash proceeds received under these agreements shall be used and dealt with by the Company as part of its capital and shall be subject to the risks of the business.

The lender irrevocably agrees that the obligation of the Company under this agreement with respect to the payment of principal and interest shall be subordinate in right of payment and subject to the prior payments or provisions for payment in full of all claims of all other present and future creditors of the Company arising out of any matter occurring prior to the date on which the related payment obligation matures.

Further, Appendix D of Section Rule 15C3-1, requires the prior written approval of NASD before any repayment of a subordination agreement can be made. Unsecured advances to the lender during the term of the agreement are not permitted.

In addition, no prepayments can be made before the expiration of one year from the effective date of the original agreement.

Further provisions covering these agreements are contained within 17CFR240-15C3-1 to C3-3a.

NOTE G - LEASE COMMITMENTS

The company conducts its operations from one facility that is leased. On February 1, 2000, the company entered into its first two year lease agreement with the right to extend the term of the lease for two extension periods of two years each.

Minimum future payments under these leases with terms in excess of one year are:

Year ending December 31	Amount
2002	$ 32,933
2003	32,933
2004	2,744

SUPPLEMENTARY INFORMATION

INTEGRITY INVESTMENTS, INC.
SCHEDULES OF SELLING, GENERAL
AND ADMINISTRATIVE EXPENSES
For the year ended December 31, 2001

SELLING EXPENSES		
Advertising	$ 17,227	
Commissions – Subcontractors	86,173	
Entertainment	25,412	
Travel & lodging	36,335	
TOTAL SELLING EXPENSES		$ 165,147
GENERAL & ADMINISTRATIVE EXPENSES		
Accounting and auditing	$ 16,300	
Bank service charges	94	
Depreciation	4,780	
Donations	10,295	
Dues and subscriptions	1,570	
Education, seminars & conventions	6,329	
Insurance	66,482	
Leases - equipment	1,763	
Legal	1,029	
Licenses, registration fees	3,392	
Office supplies and expense	3,495	
Office cleaning and maintenance	1,955	
Postage	2,410	
Printing	807	
Professional services	8,777	
Rent	35,730	
Salaries - office	690,000	
Taxes - payroll	36,328	
Taxes & penalties - other	3,640	
Telephone, cable and internet	21,264	
Utilities - electric	1,675	
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES		$ 918,115

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
For the year ended December 31, 2001

SCHEDULE 1 - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

Capital		$ 585,618
Add back: Subordinated loans		232,512
Deduct: Non-allowable assets		
Investment in subsidiary	$588,736	
Cost of property & equipment	40,893	
Allowance for depreciation	(28,069)	
Security deposit	3,175	
Prepaid expenses	137	
Accounts receivable - inter company	80,000	
		(684,872)
Current capital		133,258
Deduct haircuts		(3,934)
Net allowable capital		129,324
Required capital		5,000
Excess net capital		$ 124,324
Aggregate indebtedness	$ 1,981	

SCHEDULE 2 - COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

Reserve requirement is not required under exception
15C3-3(k)(1)(ii)

SCHEDULE 3 - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15(C)3-3

There is no information required under rule 15(C)3-3 as the company is an institutional broker dealing in mutual funds and at no time has possession of any customer securities or cash.

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
For the year ended December 31, 2001

Reconciliation of computation of net capital pursuant to Rule 15C3-1 between audited statements and unaudited statements at December 31, 2001.

	Audited	Un-audited	Difference
Total assets	$ 820,111	$ 820,791	$ (680)
Less total liabilities	234,493	258,767	(24,274)
Net worth	585,618	562,024	23,594
Add subordinated loans	232,512	232,512	-0-
Adjusted net worth	818,130	794,536	23,594
Less non-allowable assets			
Investment in subsidiary	588,736	588,736	-0-
Due from related party	80,000	80,000	-0-
Furniture and fixtures	19,480	19,480	-0-
Office equipment	21,413	21,963	(550)
Accumulated depreciation	(28,069)	(30,749)	2,680
Organizational costs	3,702	3,702	-0-
Accumulated amortization	(3,702)	(3,702)	-0-
Security deposits	3,175	5,175	(2,000)
Prepaid expenses	137	478	(341)
Excess income tax deposits	-0-	228	(228)
Total non-allowable	684,872	685,311	(439)
Current capital	133,258	109,225	24,033
Less hair cuts	(3,934)	(3,934)	-0-
Net capital	129,324	105,291	24,033
Required net capital	5,000	5,000	-0-
Excess net capital	$ 124,324	$ 100,291	$ 24,033

Explanation of Differences

The principal differences in total assets and liabilities and, therefore, an increase in net worth was a result of adjustments to year end payables, pre-paid expense, and adjustments to the property and equipment accounts for depreciation and assets acquired or disposed.

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period of September 8, 1992 (date of inception)
to December 31, 2001

		Common Stock		Additional Paid - in	Retained
		Shares	Amount	Capital	Earnings
Beginning balances September 8, 1992 (inception)		-0-	$ -0-	$ -0-	$ -0-
Stocks Issued:					
	09-08-92	1,000,000	$ 100,000		-0-
	03-29-93	1,000,000	100,000		-0-
	06-08-93	1,000,000	100,000		-0-
	09-17-93	1,000,000	100,000		-0-
Stock Issued 1993		4,000,000	400,000	$ -0-	-0-
Balances December 31, 1993		4,000,000	400,000	$ -0-	$ (17,512)
Stocks Issued:					
	01-28-94	80,000	8,000		-0-
	01-28-94	150,000	15,000		-0-
	01-28-94	40,000	4,000		-0-
	01-28-94	150,000	15,000		-0-
	01-28-94	150,000	15,000		-0-
	01-28-94	250,000	25,000		-0-
	03-16-94	180,000	18,000		-0-
	04-25-94	250,000	25,000		-0-
	06-28-94	250,000	25,000		-0-
	06-28-94	400,000	40,000		-0-
	11-14-94	113,701	11,370		-0-
	11-16-94	35,000	3,500		-0-
	11-16-94	35,000	3,500		-0-
	11-16-94	35,000	3,500		-0-
	12-31-94	200,000	20,000		-0-
	12-31-94	200,000	20,000		-0-
	12-31-94	47,037	4,704		-0-
	12-31-94	10,000	1,000		-0-
	12-31-94	42,170	4,217		-0-
Stocks Issued 1994		2,617,908	261,791	$ -0-	$ -0-
Balances December 31, 1994		6,617,908	$ 661,791	$ -0-	$(331,553)

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period of September 8, 1992 (date of inception)
to December 31, 2001

		Common Stock		Additional Paid - in Capital	Retained Earnings
		Shares	Amount		
Balances December 31, 1994		6,617,908	$ 661,791	$ -0-	$ (331,553)
Stocks Issued:					
	02-16-95	500,000	50,000		-0-
	02-16-95	60,000	6,000		-0-
	03-01-95	250,000	25,000		-0-
	04-30-95	100,000	10,000		-0-
	05-26-95	14,571	1,457		-0-
	06-01-95	231,715	23,172		-0-
	08-01-95	25,000	2,500		-0-
	10-25-95	100,000	10,000		-0-
	12-31-95	70,000	7,000		-0-
	12-31-95	60,000	6,000		-0-
	12-31-95	60,000	6,000		-0-
	12-31-95	60,000	6,000		-0-
	12-31-95	70,000	7,000		-0-
Stocks Issued 1995		1,601,286	160,129	$ -0-	$ -0-
Balances December 31, 1995		8,219,194	821,920	$ -0-	$ (471,544)
Stocks Issued:					
	02-14-96	10,000	1,000		$ -0-
	11-14-96	200,000	20,000		-0-
Stocks Issued 1996		210,000	21,000	$ -0-	$ -0-
Balances December 31, 1996		8,429,194	842,920	$ -0-	$ (536,446)
Stocks Issued:					
	03-24-97	75,000	7,500		-0-
	10-13-97	50,000	5,000		-0-
	12-09-97	18,500	1,850		-0-
Stocks Issued 1997		143,500	14,350	$ -0-	$ -0-
Balances December 31, 1997		8,582,694	$ 857,270	$ -0-	$ (575,326)

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period of September 8, 1992 (date of inception)
to December 31, 2001

	Common Stock		Additional Paid – in	Retained
	Shares	Amount	Capital	Earnings
Balances December 31, 1997	8,572,694	$ 857,270	$ -0-	$ (575,326)
Stock Issued:				
06-16-98	16,500	1,650		
06-22-98	20,000	2,000		
06-22-98	20,000	2,000		
08-31-98	200,000	20,000	110,000	
08-31-98	20,000	2,000		
08-31-98	70,000	7,000		
10-05-98	70,000	7,000	38,500	
Stock Issued 1998	416,500	41,650	148,500	
Balances December 31, 1998	8,989,194	898,920	148,500	$ (721,845)
Stock Issued:				
10-25-99	300,000	30,000	165,000	
Stock Issued 1999	300,000	30,000	165,000	
Balances December 31, 1999	9,289,194	928,920	313,500	$ (729,114)
Stock Issued:				
5-24-00	300,000	30,000	180,000	
Less Shares Repurchased:				
Treasury Stock 5-24-00	(200,000)			
(Repurchase Cost $ 140,000)				
Balances December 31, 2000	9,389,194	958,920	493,500	$(739,733)
Shares Issued 2001	-0-	-0	-0-	
Balances December 31, 2001	9,389,194	$958,920$	$493,500	$(726,802)

See accompanying notes

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the year ended December 31, 2001

The following subordinated liabilities to claims of general creditors have been approved by the NASD:

	Maturity Date	12-31-01
Subordinated Loans Payable	9-30-04	$ 125,000
Total loan payable		$ 125,000
Subordinated Accrued Interest (Note 1)		107,512
Total Subordinated Liabilities		$ 232,512

Note (1) The company requested permission from the NASD to allow the subordination of the accrued interest on the subordinated loan.

On September 28, 2001, permission was granted to extend the maturity date on the loan from October 31, 2001 to September 30, 2004.

See accompanying notes.